

Mail Stop 3561

July 21, 2016

Jeffrey J. Bairstow
Chief Financial Officer
Time Inc.
225 Liberty Street
New York, N.Y. 10281

Re: Time Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed May 5, 2016
File No. 001-36218

Dear Mr. Bairstow:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Advertising revenues, page 34

1.   We note that the decline in print magazine advertising revenues was partially offset by a benefit of $5 million related to certain advertising revenues being recognized on a gross basis in 2016 that had been recognized on a net basis in 2015. Please tell us what changed

in the advertising arrangement that triggered the change in accounting and your basis for the change in accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure